UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                     REPORT FOR PERIOD
CSW International, Inc.                              January 1, 2002  to
CSW Energy, Inc.                                          March 31, 2002
Columbus, Ohio  43215



File No.  070-8423                                   PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2) Information about the amount, type, and terms of securities (including interest rate, maturity, and the basis for inflation adjustment in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars) issued by any Project Parent to a third person.
         See Exhibit B.

(3)      A balance sheet as of the relevant report date. See Exhibit C.

(4) An income statement for the quarter ended as of the relevant report date. See Exhibit D.

(5) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit E.



                                   S I G N A T U R E


         As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 24th day of May, 2002.

                                        CSW International, Inc.


                                             /s/   Armando Pena
                                             ------------------
                                                   Armando Pena
                                                    Treasurer

                                                                                                                   Exhibit A
                                                                 CSW International, Inc.
                                                             Investments in Project Parents
                                                           For the Quarter Ended March 31, 2002
                                                                       (thousands)


                                           Project                Wholly Owned
          Facility                         Parent                Subsidiary Of             Description           Investment
-----------------------------------  -------------------  ---------------------------  --------------------  ----------------

   Empresa de Electricidade Vale        CSW Vale, LLC        CSW International, Inc.      Amortization of              $ 75
        de Paranapanema S.A                                         (Cayman)             Development Costs


                                                                                                                        Exhibit B
                                           CSW International, Inc.
                                          Non-recourse Indebtedness
                                               March 31, 2002
                                                 (thousands)


                           Initial                                              Inflation
        Type                Term                Rate             Maturity      Adjustment          Amount
----------------------  --------------  ----------------------  ------------  --------------   ---------------
Eurobond                     10 years                  8.500%          2005       None   (pound)      100,000
Eurobond                     10 years                  8.875%          2006       None   (pound)      100,000
Yankee Bond                  10 years                  8.750%          2006       None   (pound)      129,116
Fixed Rate Loan               7 years                  8.250%          2003       None   (pound)      400,000
Loan Notes                    7 years                  5.180%          2002       None   (pound)        9,070
Revolver                      5 years         LIBOR plus 0.5%          2002       None   (pound)      232,000


                                                                      Exhibit C

                                 CSW International, Inc.
                               Consolidated Balance Sheet
                                    March 31, 2002
                                      (Unaudited)
                                       ($000's)

ASSETS
Fixed Assets
       Electric distribution plant                              $ 1,725,841
       General plant                                                311,134
                                                              --------------
             Total Electric Plant                                 2,036,975
       Less - Accumulated depreciation                             (727,234)
                                                              --------------
             Total Fixed Assets                                   1,309,741

Current Assets
       Cash and cash equivalents                                     95,667
       Short-term investments                                         1,343
       Accounts receivable                                          152,388
       Inventories                                                   17,228
       Other current assets                                          69,511
                                                              --------------
             Total Current Assets                                   336,137

Other Assets
       Goodwill                                                   1,106,723
       Prepaid benefit costs                                         49,764
       Equity investments and other                                 323,000
                                                              --------------
             Total Other Assets                                   1,479,487

             Total Assets                                       $ 3,125,365
                                                              ==============

CAPITALIZATION AND LIABILITIES
Capitalization
       Common stock                                                     $ 1
       Paid-in capital                                              829,000
       Minority interest                                              4,483
       Retained earnings                                            504,164
       Foreign currency translation and other                       (99,994)
                                                              --------------
                                                                  1,237,654

       Long-term debt                                               683,802

Current Liabilities
       Accounts payable                                             129,217
       Advances from affiliates                                     109,998
       Accrued interest payable                                      29,068
       Loan notes                                                    12,933
       Accrued taxes payable                                         25,057
       Customer prepayments                                          67,130
       Current portion of long term debt                            355,429
       Other                                                        188,262
                                                              --------------
                                                                    917,094
Deferred Credits
       Deferred tax liability                                       261,967
       Other                                                         24,848
                                                              --------------
             Total Deferred Credits                                 286,815

                                                              --------------
             Total Capitalization and Liabilities               $ 3,125,365
                                                              ==============

                                                                       Exhibit D

                CSW International, Inc.
                  Statement of Income
         For the Quarter Ended March 31, 2002
                      (Unaudited)
                       ($000's)




Operating Revenues
   Electric revenues                                        $ 289,331
   Other diversified                                           92,932
                                                        --------------
                                                              382,263
                                                        --------------

Operating Expenses
   Cost of electric sales                                     173,789
   General and administrative                                  49,425
   Depreciation and amortization                               15,627
   Other diversified                                           81,774
                                                        --------------
                                                              320,615
                                                        --------------
Operating Income                                               61,648
                                                        --------------

Other Income and (Deductions)
   Investment income                                           (2,443)
   Unrealized gain on derivatives                              (1,810)
   Interest income                                              3,445
   Interest expense                                           (21,874)
                                                        --------------
                                                              (22,682)
                                                        --------------
Income Before Income Taxes                                     38,966
                                                        --------------

Provision for Income Taxes                                     14,979
                                                        --------------

Net Income                                                   $ 23,987
                                                        ==============

                                                                      Exhibit E
                             CSW International, Inc.
                        Intercompany Service Transactions
                      For the Quarter Ended March 31, 2002
                                   (Unaudited)




1. Services provided by AEP Services Corporation, the administrative arm of the parent company, represent services provided by the parent, American Electric Power Company.

      Salaries and wages of personnel providing services to CSW
      International, Inc.                                          $ 78,327

2. Services provided by CSW Energy, Inc., a subsidiary of Central and South West Corporation, represent services provided by an associate company.

      Salaries and wages of personnel providing services to
      CSW International, Inc.                                      $ 22,055

3.  Guarantees issued by CSW, CSWE or CSWI for Exempt Entity projects:

      Turkey Bid Bond                                             $ 520,000

      South Coast Project                                       $ 4,642,770